FAX TRANSMITTAL FORM

Date:   November 1, 2007

TO:	FIRM:	FAX NO.:	CONFIRMA-TION NO.:
Kathleen Krebs – Special Counsel - Division of Corporation Finance	SECURITIES AND EXCHANGE COMMISSION	202-772-9205

# of Pages: (include cover)	3
Client/Matter #:		126694-00102

From:	Rebecca G. DiStefano
Phone:	(561) 417-8117
Fax:	(561) 417-8195
Email:	distefano@blankrome.com
Atty No.:	02491

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COVER MESSAGE:

Dear Ms. Krebs:

As per our telephone conversation on October 30th, please find attached the Tactical Solution Partners, Inc. revisions to the executive compensation section to address the Staff’s comments in its letter dated October 30, 2007.

Please let me know if the revisions meet with your approval. Thank you.

Rebecca DiStefano

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The documents accompanying this fax transmission contain information, which may be confidential and/or legally privileged, from the law firm of Blank Rome LLP.  The information is intended only for the use of the individual or entity named on this transmission sheet.  If you are not the intended recipient, you are hereby notified that any disclosure, copying, distribution or the taking of any action in reliance on the contents of this faxed information is strictly prohibited, and that the documents should be returned to this firm immediately.  If you have received this in error, please notify us by telephone immediately at the number listed above, collect, so that we may arrange for the return of the original documents to us at no cost to you.  The unauthorized disclosure, use, or publication of confidential or privileged information inadvertently transmitted to you may result in criminal and/or civil liability.

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1200 North Federal Highway Suite 417 Boca Raton, FL 33432

561.417.8100  Fax: 561.417.8101

Item 6.

Executive Compensation

The following table sets forth certain information relating to the compensation paid to (i) Richard A. Sajac, our President, Chief Executive Officer, and Chief Operating Officer, (ii) Ryan Kirch, our Chief Financial Officer, (iii) Maris J. Licis, our former Vice President of Corporate Development, (iv) Chandra Brechin, our General Manager of Pelican Mobile and (v) Scott Rutherford, our Director of Engineering at Pelican Mobile (collectively, the “named executive officers”), during our fiscal year ended December 31, 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Award(S) ($)(4)	Non-Equity Incentive Plan Compensation($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Charley Wall Former President and Chief Executive Officer	2006	120,115	—	800,000(1)	—	—	—	42,241(4)	962,356
Richard A. Sajac President, Chief Executive Officer and Chief Operating Officer	2006	107,500	—	—	37,500	—	—	—	145,000
Ryan E Kirch Chief Financial Officer	2006	151,269	—	74,019(2)	—	—	—	—	225,288
Maris J. Licis Former VP Corporate Development and Secretary(5)	2006	151,269	—	74,019(2)	—	—	—	—	225,288
Chandra (C.B.) Brechin General Manager, PelicanMobile; Treasurer and Director	2006	151,269	50,000	—	—	—	—	217,500(3)	418,769
Scott Rutherford Director of Engineering, PelicanMobile and Director	2006	151,269	50,000	—	—	—	—	217,500(3)	418,769

———————

(1)

Effective August 31, 2006, we accelerated the vesting of an aggregate of 4,000,000 restricted shares to our former president and chief executive officer, Charley Wall. The first acceleration, amounting to 250,000 shares, was subsequently transferred to Chandra (C.B.) Brechin and Scott Rutherford (125,000 shares each) as compensation for their having personally guaranteed a financing facility. Vesting in the remaining 3,750,000 shares of restricted stock was subsequently accelerated in connection with his separation from us, which was done in consideration of past performance of services. The aggregate fair value of the accelerated restricted shares amounted to $800,000 or $0.20 per share. Assumptions in estimating the fair value of this restricted stock are discussed in greater detail in management’s discussion and analysis of financial condition and plan of operation.

(2)

Effective August 31, 2006, we accelerated the vesting of an aggregate of 740,192 restricted shares in Ryan E. Kirch and Maris J. Licis, 500,000 of which were subsequently transferred to Messrs. Brechin and Rutherford (250,000 shares each) for their having personally guaranteed the accounts receivable financing facility with American Bank and 240,192 were withheld us for income tax withholding requirements. The Company reflected this compensation as restricted stock awards to Ryan E. Kirch, its Chief Financial Officer, and Maris J. Licis, its former Vice President of Corporate Development and Secretary, amounting to approximately $74,019 in additional compensation each, or a fair value of $0.20 per share. Assumptions in estimating the fair value of this restricted stock are discussed in greater detail in Management’s Discussion and Analysis of financial condition and plan of operation.

(3)

Represents the fair value of 375,000 shares of Common Stock transferred to Mr. Brechin and 375,000 shares of Common Stock transferred to Mr. Rutherford from Messrs. Wall, Kirch and Licis for their having personally guaranteed the accounts receivable financing facility with American Bank, amounting to $217,500 in additional compensation each, or a fair value of $0.58 per share based upon the closing trading price on August 31, 2006.

(4)

Represents the fair value of vested options granted to Mr. Sajac on March 6, 2006 in connection with his employment agreement. Assumptions in estimating the fair value of these options are discussed in greater detail in Management’s Discussion and Analysis of financial condition and plan of operation.

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		Annual Compensation				Long-Term Compensation
						Awards	Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(S) ($)	Securities Underlying Options/SARS (#) (3)	LTIP Payouts ($)	All Other Compensation ($)	Total ($)
Charley Wall Former President and Chief Executive Officer	2006	120,115	—	42,241(4)	800,000(1)	—	—	—	962,356
Richard A. Sajac President, Chief Executive Officer and Chief Operating Officer	2006	107,500	—	—	—	37,500	—	—	145,000
Ryan E Kirch Chief Financial Officer	2006	151,269	—	—	74,019(2)	—	—	—	225,288
Maris J. Licis Former VP Corporate Development and Secretary(5)	2006	151,269	—	—	74,019(2)	—	—	—	225,288
Chandra (C.B.) Brechin General Manager, PelicanMobile; Treasurer and Director	2006	151,269	50,000	—	—	—	—	—	201,269
Scott Rutherford Director of Engineering, PelicanMobile and Director	2006	151,269	50,000	—	—	—	—	—	201,269

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